UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 2, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.                                    Stock Exchange Announcement dated 3 April 2012 entitled ‘Transactions in Own Securities’

2.                                    Stock Exchange Announcement dated 4 April 2012 entitled ‘Transactions in Own Securities’

3.                                    Stock Exchange Announcement dated 4 April 2012 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

4.                                    Stock Exchange Announcement dated 5 April 2012 entitled ‘Transactions in Own Securities’

5.                                    Stock Exchange Announcement dated 10 April 2012 entitled ‘Transactions in Own Securities’

6.                                    Stock Exchange Announcement dated 11 April 2012 entitled ‘Transactions in Own Securities ‘

7.                                    Stock Exchange Announcement dated 12 April 2012 entitled ‘Transactions in Own Securities’

8.                                    Stock Exchange Announcement dated 13 April 2012 entitled ‘Transactions in Own Securities’

9.                                    Stock Exchange Announcement dated 17 April 2012 entitled ‘Transactions in Own Securities’

10.                            Stock Exchange Announcement dated 18 April 2012 entitled ‘Transactions in Own Securities’

11.                            Stock Exchange Announcement dated 19 April 2012 entitled ‘Transactions in Own Securities’

12.                            Stock Exchange Announcement dated 20 April 2012 entitled ‘Transactions in Own Securities’

13.                            Stock Exchange Announcement dated 20 April 2012 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

14.                            Stock Exchange Announcement dated 23 April 2012 entitled ‘Transactions in Own Securities’

15.                            Stock Exchange Announcement dated 24 April 2012 entitled ‘Transactions in Own Securities’

16.                            Stock Exchange Announcement dated 25 April 2012 entitled ‘Transactions in Own Securities’

17.                            Stock Exchange Announcement dated 26 April 2012 entitled ‘Transactions in Own Securities’

18.                            Stock Exchange Announcement dated 27 April 2012 entitled ‘Transactions in Own Securities’

19.                            Stock Exchange Announcement dated 30 April 2012 entitled ‘Transactions in Own Securities – Voting Rights and Capital’

3 April 2012

RNS: 6585A

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	2 April 2012

Number of ordinary shares purchased:	10,100,000

Highest purchase price paid per share:	175.1p

Lowest purchase price paid per share:	171.65p

Volume weighted average price per share:	173.1352p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,717,799,938 shares at a cost (including dealing and associated costs) of £2,922,638,646.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 April 2012

Number of ordinary shares transferred:	76,974

Highest transfer price per share:	174.45p

Lowest transfer price per share:	173.7p

Following both the above transactions, Vodafone holds 4,179,090,133 of its ordinary shares in treasury and has 49,635,917,156 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

4 April 2012

RNS: 7669A

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	3 April 2012

Number of ordinary shares purchased:	9,200,000

Highest purchase price paid per share:	176.4p

Lowest purchase price paid per share:	175.1p

Volume weighted average price per share:	175.7449p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,726,999,938 shares at a cost (including dealing and associated costs) of £2,938,891,254.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 April 2012

Number of ordinary shares transferred:	238,735

Highest transfer price per share:	172.2p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,188,051,398 of its ordinary shares in treasury and has 49,626,964,891 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

4 April 2012

RNS: 8639A

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 4 April 2012 that, on 27 March 2012, Nick Read, a Person Discharging Managerial Responsibility, exercised an option granted on 1 July 2005 under the Vodafone Group Plc 1999 Long Term Stock Incentive Plan over 28,000 ordinary shares of US$0.11 3/7 each in the Company (“Shares”) at an option price of 136p per Share.  All 28,000 Shares were subsequently sold at a price of 174p per Share.  Following this transaction, Nick Read retains a holding of 539,028 Shares.

5 April 2012

RNS: 8672A

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	4 April 2012

Number of ordinary shares purchased:	12,500,000

Highest purchase price paid per share:	176.65p

Lowest purchase price paid per share:	171.8p

Volume weighted average price per share:	174.0332p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,739,499,938 shares at a cost (including dealing and associated costs) of £2,960,758,527.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 April 2012

Number of ordinary shares transferred:	209,444

Highest transfer price per share:	175.65p

Lowest transfer price per share:	175.65p

Following both the above transactions, Vodafone holds 4,200,341,954 of its ordinary shares in treasury and has 49,614,675,115 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

10 April 2012

RNS: 9745A

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	5 April 2012

Number of ordinary shares purchased:	12,500,000

Highest purchase price paid per share:	172.45p

Lowest purchase price paid per share:	170.1p

Volume weighted average price per share:	171.3151p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,751,999,938 shares at a cost (including dealing and associated costs) of £2,982,284,270.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 April 2012

Number of ordinary shares transferred:	146,973

Highest transfer price per share:	175.55p

Lowest transfer price per share:	175.55p

Following both the above transactions, Vodafone holds 4,212,694,981 of its ordinary shares in treasury and has 49,602,322,088 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

11 April 2012

RNS: 0675B

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	10 April 2012

Number of ordinary shares purchased:	10,000,000

Highest purchase price paid per share:	172.1p

Lowest purchase price paid per share:	170.15p

Volume weighted average price per share:	171.1092p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,761,999,938 shares at a cost (including dealing and associated costs) of £2,999,484,168.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 April 2012

Number of ordinary shares transferred:	16,159

Highest transfer price per share:	172.1p

Lowest transfer price per share:	172.1p

Following both the above transactions, Vodafone holds 4,222,678,822 of its ordinary shares in treasury and has 49,592,338,247 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

12 April 2012

RNS: 1631B

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	11 April 2012

Number of ordinary shares purchased:	11,900,000

Highest purchase price paid per share:	170.55p

Lowest purchase price paid per share:	168.1p

Volume weighted average price per share:	169.6072p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,773,899,938 shares at a cost (including dealing and associated costs) of £3,019,772,379.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 April 2012

Number of ordinary shares transferred:	101,631

Highest transfer price per share:	171.95p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,234,477,191 of its ordinary shares in treasury and has 49,580,539,878 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

13 April 2012

RNS: 2532B

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	12 April 2012

Number of ordinary shares purchased:	12,300,000

Highest purchase price paid per share:	170.8p

Lowest purchase price paid per share:	168.35p

Volume weighted average price per share:	169.4512p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,786,199,938 shares at a cost (including dealing and associated costs) of £3,040,723,258.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 April 2012

Number of ordinary shares transferred:	89,975

Highest transfer price per share:	169.7p

Lowest transfer price per share:	169.7p

Following both the above transactions, Vodafone holds 4,246,687,216 of its ordinary shares in treasury and has 49,568,329,853 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

17 April 2012

RNS: 4371B

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	16 April 2012

Number of ordinary shares purchased:	9,700,000

Highest purchase price paid per share:	172.2p

Lowest purchase price paid per share:	169.45p

Volume weighted average price per share:	171.1689p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,795,899,938 shares at a cost (including dealing and associated costs) of £3,057,412,980.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 April 2012

Number of ordinary shares transferred:	309,597

Highest transfer price per share:	174.8p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,256,077,619 of its ordinary shares in treasury and has 49,558,939,450 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

18 April 2012

RNS: 5274B

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	17 April 2012

Number of ordinary shares purchased:	5,900,000

Highest purchase price paid per share:	173.05p

Lowest purchase price paid per share:	170.4p

Volume weighted average price per share:	172.0708p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,801,799,938 shares at a cost (including dealing and associated costs) of £3,067,617,950.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 April 2012

Number of ordinary shares transferred:	123,417

Highest transfer price per share:	169.45p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,261,854,202 of its ordinary shares in treasury and has 49,553,162,867 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

19 April 2012

RNS: 6229B

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	18 April 2012

Number of ordinary shares purchased:	8,800,000

Highest purchase price paid per share:	172.65p

Lowest purchase price paid per share:	169.45p

Volume weighted average price per share:	170.9662p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,810,599,938 shares at a cost (including dealing and associated costs) of £3,082,741,210.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 April 2012

Number of ordinary shares transferred:	106,895

Highest transfer price per share:	170p

Lowest transfer price per share:	170p

Following both the above transactions, Vodafone holds 4,270,547,307 of its ordinary shares in treasury and has 49,544,469,762 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

20 April 2012

RNS: 7142B

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	19 April 2012

Number of ordinary shares purchased:	13,800,000

Highest purchase price paid per share:	173.15p

Lowest purchase price paid per share:	170.4p

Volume weighted average price per share:	171.9639p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,824,399,938 shares at a cost (including dealing and associated costs) of £3,106,595,631.

Following the purchase of these shares, Vodafone holds 4,284,347,307 of its ordinary shares in treasury and has 49,530,669,762 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

20 April 2012

RNS: 7525B

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 19 April 2012 by Computershare Trustees Limited that on 13 April 2012 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 168.1p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Michel Combes *	148
Andrew Halford*	148
Matthew Kirk	148
Ronald Schellekens	148

* Denotes Director of the Company

23 April 2012

RNS: 7550B

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 April 2012

Number of ordinary shares transferred:	112,026

Highest transfer price per share:	172.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 4,284,235,281 of its ordinary shares in treasury and has 49,530,781,788 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

24 April 2012

RNS: 8923B

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	23 April 2012

Number of ordinary shares purchased:	9,000,000

Highest purchase price paid per share:	173.2p

Lowest purchase price paid per share:	170.4p

Volume weighted average price per share:	171.8829p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,833,399,938 shares at a cost (including dealing and associated costs) of £3,122,145,534.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 April 2012

Number of ordinary shares transferred:	56,964

Highest transfer price per share:	172.35p

Lowest transfer price per share:	172.35p

Following both the above transactions, Vodafone holds 4,293,178,317 of its ordinary shares in treasury and has 49,521,838,752 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

25 April 2012

RNS: 9869B

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	24 April 2012

Number of ordinary shares purchased:	7,700,000

Highest purchase price paid per share:	172.05p

Lowest purchase price paid per share:	170.65p

Volume weighted average price per share:	171.4648p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,841,099,938 shares at a cost (including dealing and associated costs) of £3,135,416,979.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 April 2012

Number of ordinary shares transferred:	173,672

Highest transfer price per share:	171.5p

Lowest transfer price per share:	171.5p

Following both the above transactions, Vodafone holds 4,300,704,645 of its ordinary shares in treasury and has 49,514,312,424 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

26 April 2012

RNS: 0803C

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	25 April 2012

Number of ordinary shares purchased:	7,600,000

Highest purchase price paid per share:	172.65p

Lowest purchase price paid per share:	170.9p

Volume weighted average price per share:	171.6811p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,848,699,938 shares at a cost (including dealing and associated costs) of £3,148,532,592.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 April 2012

Number of ordinary shares transferred:	105,433

Highest transfer price per share:	171.4p

Lowest transfer price per share:	171.4p

Following both the above transactions, Vodafone holds 4,308,199,212 of its ordinary shares in treasury and has 49,506,817,857 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

27 April 2012

RNS: 1844C

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	26 April 2012

Number of ordinary shares purchased:	8,800,000

Highest purchase price paid per share:	172.05p

Lowest purchase price paid per share:	170.1p

Volume weighted average price per share:	171.1066p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,857,499,938 shares at a cost (including dealing and associated costs) of £3,163,668,272.

Following the purchase of these shares, Vodafone holds 4,316,999,212 of its ordinary shares in treasury and has 49,498,017,857 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

30 April 2012

RNS: 2527C

TRANSACTION IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 April 2012

Number of ordinary shares transferred:	159,674

Highest transfer price per share:	171.85p

Lowest transfer price per share:	171.75p

Following the above transfer, Vodafone holds 4,316,839,538 of its ordinary shares in treasury and has 53,815,051,249 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone has 49,498,211,711 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 49,498,211,711.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 2, 2012	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary